EXHIBIT 12
STATEMENT RE: COMPUTATION OF EARNINGS
TO FIXED CHARGES

	Year Ended December 31,						Three Months
							Ended March 31,
						Pro Forma
	2001	2002	2003	2004	2005	2005	2005	2006

Fixed Charges:
Interest costs	13,351	8,283	13,096	12,915	25,442	27,604	3,928	8,047
Capitalized interest	469	105	156	258	588	588	127	133
Interest portion of rental expense	1,811	1,322	2,119	3,029	3,682	4,345	757	846

Total fixed charges	15,631	9,710	15,371	16,202	29,712	32,537	4,812	9,026

Earnings:
Pre-tax income	21,583	39,046	44,465	81,479	72,526	96,391	17,412	23,601
Net distributed (undistributed) earnings of equity invested	547	340	316	(3,166)	(244)	(244)	101	(319)
Capitalized interest	(469)	(105)	(156)	(258)	(588)	(588)	(127)	(133)
Fixed charges	15,631	9,710	15,371	16,202	29,712	32,537	4,812	9,026

Total earnings	37,292	48,991	59,996	94,257	101,406	128,096	22,198	32,175

Ratio of earnings to fixed charges	2.39	5.05	3.90	5.82	3.41	3.94	4.61	3.56

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